UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIONBRIDGE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

536252109
(CUSIP Number)

Leon G. Cooperman 11431 W. Palmetto Park Road Boca Raton FL 33428 (561) 852-2565
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 “Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,272,165

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,128,184(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

____________________
(1) Represents (i) 1,272,165 shares of common stock owned directly by Mr. Coopeman and (ii) 3,856,019 shares of common stock collectively owned by Glen Capital Partners, LLC, Glen Capital Partners Fund, L.P., Glen Capital General Partner LLC and Gregory L. Summe (collectively, the “Glen Capital Group”).  As a result of an Irrevocable Proxy and Voting Agreement by and between Mr. Cooperman and Glen Capital Partners, LLC, dated October 22, 2015 (the “Proxy Agreement”), Glen Capital Partners, LLC and Mr. Cooperman formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-5(b)(1) thereunder.  Pursuant to the Proxy Agreement, Mr. Cooperman may be deemed to beneficially own the shares of common stock owned by the Glen Capital Group.

Explanatory Note:

This Amendment No. 2 amends and supplements the Schedule 13D filed by Leon G. Cooperman (“Mr. Cooperman” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on October 27, 2015, as amended by Amendment No. 1 thereto filed on November 25, 2015 (the “Prior Statement”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Lionbridge Technologies, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2 is being filed to report an increase of 1.1% in the amount of the Issuer’s Common Stock that Mr. Cooperman, as part of a group with the Glen Capital Group under Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder, may be deemed to beneficially own.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Statement.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Prior Statement is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Cooperman has been determined in accordance with SEC rules and is based upon 62,966,706 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

(a)
Solely as a result of the Proxy Agreement, Mr. Cooperman may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by the Glen Capital Group. As of the closing of business on July 7, 2016, Mr. Cooperman may be deemed the beneficial owner of 5,128,184 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 8.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	0
	3.	Sole power to dispose or direct the disposition:	1,272,165
	4.	Shared power to dispose or direct the disposition:	0
(c)	The following table details the transactions, all of which were purchases on the open market, effected by Mr. Cooperman in the past 60 days:

Transaction Date	Price Per Share	Number of Shares
07-Jul-16	$3.9508	16,165
06-Jul-16	$3.9627	36,000
05-Jul-16	$3.9951	14,000
30-Jun-16	$3,9581	5,044
29-Jun-16	$3.9851	48,556
27-Jun-16	$3.9469	33,374
24-Jun-16	$3.9992	19,126
16-Jun-16	$4.0566	13,153
14-Jun-16	$4.0991	25,000
19-May-16	$4.0765	8,947
18-May-16	$4.1270	6,600
17-May-16	$4.1811	12,700

(d)	Not applicable.
(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2016	COMPANY NAME

	By:	/s/ Leon G. Cooperman
Name: Leon G. Cooperman